UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25
NOTIFICATION OF LATE FILING

SEC File No. 333-31282

(Check One):        [X] Form 10-K     [   ] Form 20-F        [   ] Form 11-K      [   ] Form 10-Q
           [   ] Form 10-D     [   ] Form N-SAR    [   ] Form N-CSR

For period ended June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

PART I–REGISTRANT INFORMATION

O’Sullivan Industries, Inc.
Full Name of Registrant

10 Mansell Court East, Suite 100
Address of Principal Executive Office (Street and Number)

Roswell, Georgia 30076
City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
                   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                            N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III–NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On July 15, 2005, we entered into an available grace period on the semi-annual $5.3 million interest payment due on our senior secured notes due 2008 and announced that we were entering into discussions regarding a financial restructuring of O’Sullivan. On August 15, 2005, we announced the execution of a forbearance agreement with holders of approximately 83% of our senior secured notes. The forbearance period has been extended to October 15, 2005. Although we would prefer to reach a consensual restructuring of our debt, our creditors may not consent, and a consensual restructuring may not be possible. In either case, we may be required to file for protection under Chapter 11 of the Bankruptcy Code to restructure our debt.

         Since July 15, 2005 we have been engaged in negotiations with various holders of our indebtedness. The collection of information, preparation of reports and analyses and negotiations have required substantial management attention that normally would have been devoted to the preparation of the annual report on Form 10-K. As a result, we are still reviewing certain accounting issues relating to the fiscal 2005 financial statements which would affect our balance sheet at June 30, 2005 and our results of operations for fiscal 2005. Because we are still reviewing our financial statements, the audit of our financial statements is not complete. Our Independent Registered Public Accountsnts have, however, informed us that they anticipate modifying their opinion to include an explanatory paragraph about O’Sullivan’s ability to continue as a going concern.

         O’Sullivan may have to change its financial statements, Management’s Discussion and Analysis of Financial Position and Results of Operations and other sections of the annual report depending upon the outcome of its negotiations with various holders of its indebtedness. Given the rapidly changing situation, management has not been able to prepare a report that would be accurate as of the required filing deadline.

PART IV–OTHER INFORMATION

         (1)    Name and telephone number of person to contact in regard to this notification

Rowland H. Geddie, III	(417)	682-3322
(Name)	(Area Code)	(Telephone Number)

         (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Our net sales for the fiscal year ended June 30, 2005 declined to $250.0 million compared to net sales of $268.8 million for the fiscal year ended June 30, 2004. We expect to report an operating loss compared to operating income of $9.2 million in fiscal 2004. Accordingly, we expect that our net loss for fiscal 2005 will be substantially higher than our $27.4 million net loss for fiscal 2004. As noted above, we are still reviewing certain accounting issues relating to our fiscal 2005 financial statements and therefore can not provide an estimate of operating loss and net loss for fiscal 2005.

O’SULLIVAN INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2005	By:	/s/ Kelly D. Terry
Kelly D. Terry Sr. Vice President, Operations